Exhibit (a)(20)
THIRD AMENDMENT TO
PRE-ACQUISITION AGREEMENT
AMONG
CANADIAN OIL SANDS LIMITED
- AND -
1212707 ALBERTA LTD.
- AND -
CANADA SOUTHERN PETROLEUM LTD.
DATED JUNE 18, 2006

August 7, 2006

PRE-ACQUISITION AGREEMENT AMENDMENT NO. 3
          THIS PRE-ACQUISITION AGREEMENT AMENDMENT NO. 3 (the “Third Amending Agreement”), dated as of August 7, 2006 between Canadian Oil Sands Limited (“Acquiror”), 1212707 Alberta Ltd. (“Offeror”), a wholly-owned Subsidiary of Acquiror, and Canada Southern Petroleum Ltd. (the “Company”);
          WITNESSES THAT, WHEREAS the Acquiror, the Offeror, and the Company entered into the Pre-Acquisition Agreement dated as of June 18, 2006, as amended June 29, 2006 and as further amended July 12, 2006 (collectively, the “Prior Agreement”), and in accordance with the Prior Agreement, the Acquiror, through Offeror, has made the Offer to acquire all of the outstanding Common Shares together with associated rights of the Company; and
          WHEREAS the parties wish to amend the Prior Agreement as set forth in this Third Amending Agreement;
          NOW THEREFORE in consideration of the covenants and agreements herein contained and for other good and valuable consideration (the receipt and sufficiency of which re hereby acknowledged), the parties covenant and agree as follows:
1.       INTERPRETATION
1.1     Definitions
          Unless there is something in the subject matter or context inconsistent therewith, all terms contained in this Third Amending Agreement which are defined in the Prior Agreement, shall, for all purposes hereof have the meanings given to such terms in the Prior Agreement as amended by this Third Amending Agreement.
1.2     Meaning of Agreement
          The term Agreement where used in the Prior Agreement and this Third Amending Agreement means the Prior Agreement as amended by this Third Amending Agreement.
2.       VARIATIONS TO THE OFFER
2.1     The Offer
(a)	In section 2.1(a)(i) replace all of the words following “until” with “midnight (Pacific Daylight Time), on Friday, August 18, 2006”.

(b)	Section 2.1(a)(iii) of the Prior Agreement is amended by replacing “66 2/3%” with “50.01%”.

(c)	Schedule 2.1(a) “Conditions of the Offer” of the Prior Agreement is amended by replacing “66 2/3%” in paragraph (a) with “50.01%”.

(d)	Section 2.1(d) of the Prior Agreement is deleted in its entirety.

(e)	The Offeror shall use its reasonable commercial efforts to issue and mail to Shareholders and Optionholders a notice of extension to the Offer (the “Notice of Extension”) (and the Offer as varied by the Offeror’s Notice of Variation dated July 5, 2006, Notice of Variation dated July 14, 2006 and the Notice of Extension is in this Third Amending Agreement referred to as the “Offer”) on or before 12:00 midnight (Calgary time) on August 7, 2006 and, in any event, shall issue and mail the Notice of Extension to Shareholders and Optionholders no later than 12:00 midnight (Calgary time) on August 8, 2006.
2.2     Conditions Precedent
(a)	The obligation of the Offeror to issue and mail the Notice of Extension as contemplated in Section 2.1(c) shall be conditional upon the following:
(i)	no event shall have occurred or circumstance shall exist which would make it impossible or impracticable to satisfy one or more of the conditions of the Offer described in Schedule 2.1(a) of the Prior Agreement; and

(ii)	each of the representations and warranties of the Company which are set out in the Agreement shall be true and correct in all material respects at the date that the Notice of Extension is proposed to be issued, other than the representations and warranties of the Company set forth in Section 6.7 of the Prior Agreement, which shall be true and correct as of the date of the Prior Agreement, and in Section 6.37 of the Prior Agreement, which shall be true and correct as of August 1, 2006, and the Company shall have complied in all material respects with each of its covenants and obligations set out in the Agreement.
(b)	The foregoing conditions in paragraph (a) are for the exclusive benefit of the Acquiror, on its own behalf and on behalf of the Offeror, and may be waived by the Acquiror, on its own behalf and on behalf of the Offeror, in whole or in part, in its sole discretion.
2.3     Company Action
(a)	The Company represents and warrants to the Offeror that the Board, after consultation with its legal and financial advisors, has unanimously determined that the Offer is fair to the Shareholders and is in the best interests of the Company and the Shareholders. The Company will use its reasonable commercial efforts to provide a letter or other communication on behalf of the Company recommending the Offer (the “Chairman’s Letter”), in the form set forth in

Schedule A hereto, concurrent with the issue and mailing of the Notice of Extension by the Offeror, and in any event, the Company shall issue such Directors’ Circular Notice of Change no later than 12:00 midnight (Calgary time) on August 8, 2006.

(b)	The Company shall co-operate with the Offeror, use reasonable commercial efforts to support the Offer and provide the Offeror with a draft copy of any Directors’ Circular Notice of Change to be mailed to Shareholders prior to the mailing thereof, on a confidential basis, and shall provide the Offeror with a reasonable opportunity to review and provide any comments thereon. The Company shall also file the Chairman’s Letter on a timely basis with all applicable Regulatory Authorities.
2.4     Notice of Extension
          The Offeror shall provide the Company with a draft copy of the Notice of Extension as well as any other documents in connection with the Notice of Extension to be mailed to Shareholders and Optionholders on or after the date hereof (including any notices of change or variation), prior to the mailing thereof (collectively, the “Notice of Extension Documents”), on a confidential basis, and shall provide the Company with a reasonable opportunity to review and provide comments thereon. The Offeror shall file the Notice of Extension Documents on a timely basis with the Regulatory Authorities. The Notice of Extension Documents, when filed with the Regulatory Authorities and mailed to the Shareholders, shall contain all information which is required to be included therein in accordance with any applicable law, including, without limitation, all Applicable Corporate Laws and all Applicable Securities Laws, and shall in all material respects comply with the requirements of applicable law, including all Applicable Corporate Laws and all Applicable Securities Laws.
2.5     Press Releases
          Each of the parties shall issue its press release upon execution of this Third Amending Agreement in the forms set forth in Schedule 2.5 hereto. The parties shall consult each other with respect to any further public disclosures respecting the Agreement, the Offer or any matter related thereto.
3.       REPRESENTATIONS AND WARRANTIES
3.1     Restatement
(a)	The representations and warranties of each of the parties contained in the Prior Agreement, other than the representations and warranties of the Company contained in Sections 6.7 and 6.37 of the Prior Agreement, are restated as of the date of this Third Amending Agreement as if set out in full in this Third Amending Agreement.

(b)	The Company hereby represents and warrants that as at August 1, 2006, the Company has in excess of $20 million in cash and cash equivalents and has no debt.
4.       OTHER
4.1     Counterparts
          This Third Amending Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
[THE REMAINDER OF THIS PAGE HAS INTENTIONALLY BEEN LEFT BLANK]

     In witness whereof, Acquiror, the Offeror and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

CANADIAN OIL SANDS LIMITED

By:		“Marcel Coutu”

	Name:	Marcel R. Coutu
	Title:	President and Chief Executive Officer

By:		“Trudy M. Curran”

	Name:	Trudy M. Curran
	Title:	General Counsel and Corporate
Secretary

1212707 ALBERTA LTD.

By:		“Allen Hagerman”

	Name:	Allen R. Hagerman
	Title:	Chief Financial Officer

CANADA SOUTHERN PETROLEUM LTD.

By:		“Pat Finnerty”

Name:
Title:

SCHEDULE A
August 8, 2006
Dear Fellow Shareholders:
     Accompanying this is the Notice of Variation of 1212707 Alberta Ltd., a wholly-owned subsidiary of Canadian Oil Sands, varying its offer to acquire all of the outstanding common shares of Canada Southern Petroleum Ltd. by, among other things, extending the Expiry Time to midnight (Los Angeles time) on Friday, August 18, 2006 and reducing the minimum condition in the offer to 50.01% of the outstanding common shares of Canada Southern.
     The Board of Directors of Canada Southern continues to unanimously recommend that Canada Southern shareholders accept the amended Canadian Oil Sands US$13.10 all cash offer and reject the Canadian Superior Energy offer.
     The Board believes that Canadian Oil Sand’s reduction of its minimum condition to 50.01% demonstrates its commitment to getting this deal done and is likely to ensure that its offer will be successful.
     We urge you to act quickly to accept the amended Canadian Oil Sands offer. There is no obligation on Canadian Oil Sands to keep its offer open beyond the scheduled Expiry Time on August 18, 2006.

Yours truly,

Richard McGinity
Chairman of the Board
This letter may be deemed to be solicitation material in respect of the pending offers by Canadian Oils Sands and/or Canadian Superior Energy to acquire all of the outstanding shares of Canada Southern. Canada Southern has filed in Canada and mailed to its shareholders separate director circulars and supplemental notices of change to directors circulars and has filed with the United States Securities and Exchange Commission (the “SEC”) solicitation/recommendation statements on Schedule 14D-9 which include the directors circulars and notices of change to directors circulars as exhibits thereto. These documents set forth the full response of the board of directors of Canada Southern to the Canadian Oil Sands and Canadian Superior Energy offers. Shareholders are urged to read these documents (including any amendments, supplements and exhibits thereto) because they contain important information. Shareholders may obtain free copies of these documents and any other documents filed by Canada Southern in connection with the offers free of charge at the SEC’s website at www.sec.gov at Canada Southern’s website at www.cansopet.com or by contacting the Proxy Advisory Group, LLC, the information agent retained by Canada Southern at North American toll free: 866-678-1770.

SCHEDULE 2.5
PRESS RELEASES

NEWS RELEASE
For immediate release

Canadian Oil Sands amends its offer for Canada Southern Petroleum Ltd. by reducing acceptance condition to 50.01%
Calgary, August 7, 2006 (TSX — COS.UN) — Canadian Oil Sands Trust (the “Trust”) today announced that its wholly owned subsidiaries Canadian Oil Sands Limited and 1212707 Alberta Ltd. (“Canadian Oil Sands”) amended the conditions of their offer (“Offer”) to purchase all of the outstanding common shares (“Common Shares”) of Canada Southern Petroleum Ltd. (“Canada Southern”) (NASDAQ:CSPLF / TSX:CSW) for US$13.10 per Common Share. Following the announced extension of the Offer last week to August 18, 2006, this all cash Offer has been further amended to provide that it is conditional, among other things, upon there being validly deposited and not withdrawn at least 50.01% (as opposed to the previous 66 2/3%) of the Common Shares of Canada Southern by 12:00 midnight (Mountain Daylight Time) on August 18, 2006. Canadian Oil Sands expects to mail its notice of extension and variation on or about August 8, 2006.
As of 8:01 am (Mountain Daylight Time) on August 1, 2006, the prior expiry date of the Offer, a total of about 6.5 million Common Shares, or about 45% of the total issued and outstanding Common Shares, had been tendered into the Offer.
“We believe that our US$13.10 cash Offer has been and remains the best available to the shareholders of Canada Southern. In our opinion, the superiority of our Offer is evidenced by the over six million Common Shares (or approximate 45% of the Common Shares) tendered on August 1, 2006, a number of which were Common Shares held by professionally managed shareholders, including hedge funds.” said Canadian Oil Sands President and CEO, Marcel Coutu.
Canada Southern agreed to a friendly offer by Canadian Oil Sands to purchase all of the outstanding common shares of Canada Southern for US$13.10 per share. On July 28, 2006, the board of Canada Southern announced its continued support of the Canadian Oil Sands offer.
RBC Capital Markets acted as financial advisors to Canadian Oil Sands in this transaction.

About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has about 14 million shares outstanding.
About Canadian Oil Sands Trust
Canadian Oil Sands Trust provides a pure investment opportunity in the Alberta oil sands through its 35.49 per cent working interest in the Syncrude Project. Canadian Oil Sands is an open-ended investment trust, which allows it to distribute the free cash flow it generates from the Syncrude Project to Canadian Oil Sands’ investors on a tax-efficient basis. The Trust is managed by Canadian Oil Sands Limited and has approximately 466 million units outstanding, which trade on the Toronto Stock Exchange under the symbol COS.UN.
Advisory: In the interest of providing Canadian Oil Sands Trust (the “Trust”) unitholders and potential investors with information regarding the Trust, including management’s assessment of the Trust’s future plans and operations, certain statements throughout this press release contain “forward-looking statements”. Forward-looking statements in this release include, but are not limited to, statements with respect to: the expectation that the Canadian Oil Sands Offer will be completed on August 18, 2006 and the timing of the mailing of the notice of extension and variation.
You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this press release include, but are not limited to: the ability to complete any take-over transaction due to the requirement for shareholders to tender and the requirement for certain regulatory approvals; general economic conditions; the price of crude oil and natural gas; government regulations and the nature of discretionary orders; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. We would refer you to the risks and assumptions further outlined in the Trust’s annual information form and annual and quarterly financial reports.

For further information:
Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer	Siren Fisekci
Director Investor Relations
Units Listed — Symbol: COS.UN	(403) 218-6228
Toronto Stock Exchange	investor_relations@cos-trust.com

Web site: www.cos-trust.com

FOR IMMEDIATE RELEASE
CANADA SOUTHERN WELCOMES REDUCTION OF MINIMUM TENDER
CONDITION IN CANADIAN OIL SANDS OFFER
- Reiterates recommendation that shareholders accept the Canadian Oil Sands offer -
- Canadian Superior fails to meet its own deadline for filing amended offer for
Canada Southern -
CALGARY, AB, August 7th, 2006 — Canada Southern Petroleum Ltd. (“Canada Southern” or “the Company”) (NASDAQ: CSPLF)(TSX: CSW) today welcomed Canadian Oil Sands’ (TSX: COS.UN) announcement earlier today that it has reduced its minimum tender condition to 50.01%.
“By lowering its minimum tender condition, Canadian Oil Sands has once again demonstrated its commitment to getting this deal done,” said Richard McGinity, Chairman of the Canada Southern Board. “Our Board maintains its unanimous recommendation that shareholders accept Canadian Oils Sands’ US$13.10 all-cash offer and tender their shares into it before it expires on August 18th because there is no guarantee it will be extended beyond that date.”
“Despite Canadian Superior’s apparent attempts to confuse the market, our shareholders should be under no illusions. There are two offers on the table for Canada Southern at this time: Canadian Oil Sands’ offer of US$13.10 per share in cash, and Canadian Superior’s original cash and stock offer valued at approximately US$8.16, based on Friday’s closing market price of Canadian Superior shares on the AMEX.” added McGinity.
Canadian Superior Fails to Amend its Original Offer
Despite stating in a press release dated July 31, 2006 that the filing of an amended offer “is expected to be completed by Friday, August 4th with all applicable regulatory authorities,” Canadian Superior Energy Inc. (“Canadian Superior”) has yet to file a formal amended offer with Canadian and U.S. securities regulators.
Mr. McGinity added: “We have now seen five press releases from Canadian Superior in the twelve days since they first announced their intention to amend their original offer, but we still don’t have an amended offer. Canadian Superior’s failure to meet its own deadline further diminishes its credibility as a bidder in this process.”

If shareholders have already tendered to the current Canadian Superior offer, the Board recommends that shareholders withdraw them immediately. For assistance in doing so, shareholders are urged to contact The Proxy Advisory Group at toll free 1-866-678-1770.
About Canada Southern Petroleum
Canada Southern Petroleum Ltd. is an independent energy company based in Calgary, Alberta, Canada. The Company is engaged in oil and gas exploration and development, with its primary interests in producing properties in the Yukon Territory and British Columbia, Canada. The Company also owns varying interests in seven Significant Discovery Licenses located in the Arctic Islands in Northern Canada. The Company’s common shares are traded on the NASDAQ Capital Market under the symbol “CSPLF”, and on the Toronto Stock Exchange under the symbol “CSW”. The Company has 14,496,165 shares outstanding.
Important Legal Information
This press release may be deemed to be solicitation material in respect of the pending offers by Canadian Oil Sands and/or Canadian Superior Energy to acquire all of the outstanding common shares of Canada Southern. Canada Southern has filed in Canada and mailed to its shareholders separate Directors’ Circulars and supplemental Notices of Change to Directors’ Circulars and has filed with the United States Securities and Exchange Commission (the “SEC”) Solicitation/Recommendation Statements on Schedule 14D-9 which include the Directors’ Circulars and Notices of Change to Directors’ Circulars as exhibits thereto. These documents set forth the full response of the Board of Directors of Canada Southern to the Canadian Oil Sands offer and the Canadian Superior Energy offer. Shareholders are urged to read the Directors’ Circulars and the Notices of Change to Directors’ Circular, as well as the related Solicitation/Recommendation Statements on Schedule 14D-9 (including any amendments or supplements thereto and the other documents filed as exhibits thereto), because they contain, and will contain, important information. Shareholders may obtain free copies of the Directors’ Circulars, the Notices of Change to Directors Circulars and any other documents filed by Canada Southern in connection with the offers free of charge at the SEC’s website at www.sec.gov, from Canada Southern at www.cansopet.com, or by contacting The Proxy Advisory Group, LLC, the information agent retained by Canada Southern, at North American Toll Free Number: (866) 678-1770.
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Media	Investors
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